UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

MERCADOLIBRE, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

587733R102

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐     Rule 13d-1(b)

☑     Rule 13d-1(c)

☐     Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Page 1 of 6 Pages

CUSIP No. 587733R102	13G	Page 2 of 5 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Galperin Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION New Zealand
NUMBER OF	5.	SOLE VOTING POWER 0
SHARES BENEFICIALLY	6.	SHARED VOTING POWER 4,000,000 shares of Common Stock
OWNED BY EACH REPORTING	7.	SOLE DISPOSITIVE POWER 0
PERSON WITH	8.	SHARED DISPOSITIVE POWER 4,000,000 shares of Common Stock
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,000,000 shares of Common Stock
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.1%
12.	TYPE OF REPORTING PERSON OO

CUSIP No. 587733R102	13G	Page 3 of 5 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Meliga No. 1 Limited Partnership
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION New Zealand
NUMBER OF	5.	SOLE VOTING POWER 4,000,000 shares of Common Stock
SHARES BENEFICIALLY	6.	SHARED VOTING POWER 0
OWNED BY EACH REPORTING	7.	SOLE DISPOSITIVE POWER 4,000,000 shares of Common Stock
PERSON WITH	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,000,000 shares of Common Stock
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.1%
12.	TYPE OF REPORTING PERSON PN

CUSIP No. 587733R102	13G	Page 4 of 5 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Volorama Stichting
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Netherlands
NUMBER OF	5.	SOLE VOTING POWER 0
SHARES BENEFICIALLY	6.	SHARED VOTING POWER 4,000,000 shares of Common Stock
OWNED BY EACH REPORTING	7.	SOLE DISPOSITIVE POWER 0
PERSON WITH	8.	SHARED DISPOSITIVE POWER 4,000,000 shares of Common Stock
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,000,000 shares of Common Stock
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.1%
12.	TYPE OF REPORTING PERSON FI

Explanatory Note

This Amendment No. 2 to Schedule 13G (the “Schedule 13G”) amends and updates the statements on Schedule 13G filed with the Securities and Exchange Commission on December 14, 2012, as amended by Amendment No.1 filed with the Securities and Exchange Commission on February 2, 2016. This Amendment No. 2 is being filed jointly by the Galperin Trust (the “Trust”), Meliga No. 1 Limited Partnership (“Meliga LP”) and Volorama Stichting (each a “Reporting Person”) relating to each Reporting Person’s beneficial ownership of shares of common stock, $0.001 par value (the “Common Stock”), of MercadoLibre, Inc., a Delaware corporation (the “Issuer”), resulting from gifts of an aggregate of 4,253,225 shares of Common Stock by Marcos Galperin and his spouse (collectively, the “Settlors”) in connection with estate planning transactions. Upon receiving all requisite approvals, Meliga LP sold 253,225 shares of Common Stock on August 5, 2016. Following the sale, the Reporting Persons collectively own an aggregate of 4,000,000 shares of Common Stock (the “Shares”).

The Trust is an irrevocable trust formed under New Zealand law by the Settlors that was established for the benefit of Mr. Galperin’s children and parents and certain charitable organizations. Intertrust Suisse Trustee GMBH (the “Trustee”) acts as the independent trustee of the Trust. In connection with the estate planning transactions referenced above, the Settlors gifted 10,000 shares of Common Stock to the Trust on July 9, 2012, 3,786,563 shares of Common Stock to the Trust on December 12, 2012 and 456,662 shares of Common Stock to the Trust on February 20, 2015. After obtaining the requisite approvals described below, on August 5, 2016, Meliga LP sold 253,225 shares of Common Stock. As part of the estate planning transactions, the Trust concurrently transferred 4,253,225 shares of Common Stock to Meliga LP, a New Zealand limited partnership in which the Trust owns an approximately 99.999% limited partnership interest. Volorama Stichting, a Dutch foundation based in Amsterdam, The Netherlands, serves as the general partner (the “General Partner”) of Meliga LP. Pursuant to the limited partnership agreement of Meliga LP, the Shares may not be voted or disposed of without the approval of the Trust (as limited partner) and the General Partner. In addition, pursuant to the settlement deed of the Trust, the Trustee is required to obtain the majority approval of a protective committee comprised of three individuals prior to taking any action with respect to voting or disposing of any of the Shares.

Item 1(a).     Name of Issuer:

MercadoLibre, Inc., a Delaware corporation

Item 1(b).     Address of Issuer’s Principal Executive Offices:

Arias 3751, 7th Floor

Buenos Aires, C1430CRG, Argentina

Item 2(a).     Name of Persons Filing:

Galperin Trust;

Meliga No. 1 Limited Partnership; and

Volorama Stichting.

Item 2(b).     Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the reporting persons is as follows:

Galperin Trust

c/o Intertrust Suisse Trustee GMBH, as Trustee

Alpenstrasse 15

Zug, CH-6304, Switzerland

Meliga No. 1 Limited Partnership

c/o Volorama Stichting, as General Partner

Prins Bernhardlein 200

1097 JB Amsterdam, The Netherlands

Volorama Stichting

Prins Bernhardlein 200

1097 JB Amsterdam, The Netherlands

Item 2(c).     Citizenship:

Galperin Trust is a trust formed under the laws of New Zealand.

Meliga No. 1 Limited Partnership is a partnership formed under the laws of New Zealand.

Volorama Stichting is a foundation with a seat at Amsterdam, The Netherlands.

Item 2(d).     Title of Class of Securities:

Common stock, $0.001 par value per share

Item 2(e).     CUSIP Number:

587733R102

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)     ☐     Broker or dealer registered under Section 15 of the Exchange Act.

(b)     ☐     Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)     ☐     Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)     ☐     Investment company registered under Section 8 of the Investment Company Act.

(e)     ☐     An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)     ☐     An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)     ☐     A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)     ☐     A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)     ☐     A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)     ☐     Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Galperin Trust:

(a)	Amount beneficially owned: 4,000,000.
(b)	Percent of class: 9.1%.*
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 0.
(ii)	Shared power to vote or to direct the vote: 4,000,000.
(iii)	Sole power to dispose or to direct the disposition of: 0.
(iv)	Shared power to dispose or to direct the disposition of: 4,000,000.

Meliga No. 1 Limited Partnership:

(a)	Amount beneficially owned: 4,000,000.
(b)	Percent of class: 9.1%.*
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 4,000,000.
(ii)	Shared power to vote or to direct the vote: 0.
(iii)	Sole power to dispose or to direct the disposition of: 4,000,000.
(iv)	Shared power to dispose or to direct the disposition of: 0.

Volorama Stichting:

(a)	Amount beneficially owned: 4,000,000.
(b)	Percent of class: 9.1%.*
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 0.
(ii)	Shared power to vote or to direct the vote: 4,000,000.
(iii)	Sole power to dispose or to direct the disposition of: 0.
(iv)	Shared power to dispose or to direct the disposition of: 4,000,000.

*The percentage of class has been calculated based upon 44,157,341 shares of the Issuer’s Common Stock outstanding as of November 2, 2016, based on the Issuer’s Quarterly Report on Form 10-Q filed by the Issuer on November 4, 2016.

Meliga LP holds directly 4,000,000 shares of Common Stock, representing approximately 9.1% of the outstanding Common Stock of the Issuer.

The Galperin Trust, which owns approximately 99.999% of the limited partnership interests of Meliga LP, shares the power to direct the voting and disposition of the assets of Meliga LP, including the Shares, and as such, may be regarded as a beneficial owner of Common Stock owned beneficially or of record by Meliga LP. Pursuant to the limited partnership agreement of Meliga LP, the Shares may not be voted or disposed of without the approval of the Trust (as limited partner) and the General Partner. In addition, pursuant to the settlement deed of the Trust, the Trustee is required to obtain the majority approval of a protective committee comprised of three individuals prior to taking any action with respect to voting or disposing of any of the Shares.

Volorama Stichting, which owns approximately 0.001% of Meliga LP and serves as its General Partner, shares the power to direct the voting and disposition of the assets of Meliga LP, including the Shares, and as such, may be regarded as a beneficial owner of Common Stock owned beneficially or of record by Meliga LP.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

MATERIAL TO BE FILED AS EXHIBITS

Reference is made to Exhibit 99.1 to the Statement on Schedule 13G filed with the Securities and Exchange Commission on December 14, 2012 which is incorporated by reference into this Amendment No. 2 to Schedule 13G.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated this 14th day of February 2017

Galperin Trust

By: Intertrust Suisse Trustee GMBH

/s/ Frédéric Sanz

By: Frédéric Sanz

Its: Authorised Signatory

/s/ Nicole Kourouma

By: Nicole Kourouma

Its: Authorised Signatory

Meliga No. 1 Limited Partnership

By: Volorama Stichting, its general partner

/s/ Eduardo M. Sanguinetti

By: Eduardo M. Sanguinetti

Its: Managing Director A

/s/ Andres Cerisola

By: Andres Cerisola

Its: Managing Director A

By: Intertrust (Netherlands) B.V., its Managing Director B

/s/ Jeroen de Wit

By: Jeroen de Wit

Its: Proxyholder of Interest (Netherlands) B.V.

/s/ I.M.R. Henry

By: I.M.R. Henry

Its: Proxyholder of Interest (Netherlands) B.V.

By: Intertrust Suisse Trustee GMBH, its limited partner

/s/ Frédéric Sanz

By: Frédéric Sanz

Its: Authorised Signatory

/s/ Nicole Kourouma

By: Nicole Kourouma

Its: Authorised Signatory

Volorama Stichting

/s/ Eduardo M. Sanguinetti

By: Eduardo M. Sanguinetti

Its: Managing Director A

/s/ Andres Cerisola

By: Andres Cerisola

Its: Managing Director A

By: Intertrust (Netherlands) B.V., its Managing Director B

/s/ Jeroen de Wit

By: Jeroen de Wit

Its: Proxyholder of Interest (Netherlands) B.V.

/s/ I.M.R. Henry

By: I.M.R. Henry

Its: Proxyholder of Interest (Netherlands) B.V.